UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

Winnebago Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

974637100

(CUSIP Number)

Francis Chow

444 W. New England Avenue, Suite 117

Winter Park, FL 32789

(407) 367-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 974637100	13D	Page 1 of 11 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,385,740
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,385,740
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 974637100	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,385,740
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,385,740
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 974637100	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,385,740
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,385,740
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 974637100	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Punch Card GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,385,740
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,385,740
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 974637100	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Norbert H. Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,385,740
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,385,740
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 974637100	13D	Page 6 of 11 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.50 par value per share (the “Shares”) of Winnebago Industries, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 152, Forest City, Iowa 50436.

Item 2. Identity and Background.

This statement is filed by (i) Punch Card Capital, L.P. (the “Fund”), as a result of its direct ownership of Shares, (ii) Punch Card Capital, LLC (the “Fund GP”), as a result of being the sole general partner of the Fund, (iii) Punch Card Management, L.P. (the “Adviser”), as a result of being the investment adviser for the Fund, (iv) Punch Card GP, LLC (the “Adviser GP”), as a result of being the sole general partner of the Adviser, and (v) Norbert Lou, as a result of being the manager of the Fund GP and the Adviser GP. The Fund, Fund GP, Adviser, Adviser GP and Mr. Lou are each a “Reporting Person” and, collectively, the “Reporting Persons.”

The Fund is an investment partnership. The Fund GP is primarily engaged in management of the Fund. The Adviser is a registered investment adviser and the Fund’s investment adviser. The Adviser GP is primarily engaged in the management of the Adviser. Mr. Lou’s principal occupation is serving as the manager of the Fund GP and Adviser GP. The principal business address of each of the Reporting Persons is 444 W. New England Avenue, Suite 117, Winter Park, Florida 32789.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and the Adviser are Delaware limited partnerships. The Fund GP and the Adviser GP are Delaware limited liability companies. Mr. Lou is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

The Fund invested a total of approximately $70,333,591 to purchase 2,385,740 Shares. Such funds were drawn from the Fund’s capital available for investment.

CUSIP No. 974637100	13D	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares it holds in order to acquire an equity interest in the Issuer in the belief that the Shares when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire additional Shares or dispose of the Shares, the Reporting Persons at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon the price of and other market conditions relating to the Shares, developments affecting the Issuer, the Issuer’s business and prospects, the Reporting Persons’ investment objectives and the other investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant. The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business.

On March 24, 2020, the Reporting Persons sent a letter to the Issuer expressing the Reporting Persons’ concerns that management failed to heed warnings about leverage, and reduced the pay of the Issuer’s employees without reducing their own pay. As a result, Mr. Lou requested that (i) the CEO forego his pay, (ii) the Board of Directors address any excessive corporate expenses, and (iii) the dividend be eliminated. The letter is attached as Exhibit 1 and incorporated by reference in this Item 4. The Reporting Persons intend to continue to closely monitor the Issuer’s responses and will consider taking further action to protect their interests and the interests of shareholders, which actions may involve plans or proposals that relate to or would result in: (a) the acquisition by any Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of control of the Issuer by any Reporting Person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, the Fund beneficially owns 2,385,740 Shares, representing approximately 7.1% of the 33,680,185 outstanding Shares as of December 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 20, 2019. The Fund GP, Adviser, Adviser GP and Mr. Lou, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares beneficially owned by the Fund.

(b) The Reporting Persons have sole voting power and sole investment power with respect to the Shares owned by the Fund.

(c) During the past 60 days, the transactions in the following table were effected by the Reporting Persons:

Transactions in the Shares During the Past 60 Days*

Reporting Person	Trade Date	Shares	Price	Net Amount
Punch Card Capital, L.P.	3/10/2020	20,340	$36.2250	$736,857.18
Punch Card Capital, L.P.	3/11/2020	48,900	$36.4848	$1,784,204.52
Punch Card Capital, L.P.	3/12/2020	97,255	$31.1280	$3,027,548.15
Punch Card Capital, L.P.	3/13/2020	71,626	$30.7132	$2,200,006.91
Punch Card Capital, L.P.	3/16/2020	250,200	$28.1606	$7,046,282.52
Punch Card Capital, L.P.	3/17/2020	58,272	$27.6858	$1,613,423.48
Punch Card Capital, L.P.	3/18/2020	333,000	$22.0576	$7,345,837.44
Punch Card Capital, L.P.	3/19/2020	114,597	$19.4464	$2,228,728.29

*	All purchases were effected on the New York Stock Exchange. Furthermore, for each purchase, the executing broker was Morgan Stanley and the clearing broker was Pershing.

(d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the Fund.

(e) This item is not applicable.

CUSIP No. 974637100	13D	Page 8 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

Exhibit 1 –Letter dated March 24, 2020 from Norbert Lou to the Board of Directors of the Issuer.

CUSIP No. 974637100	13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Norbert H. Lou
Norbert Lou, individually, and as manager of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P., and as manager of Punch Card GP, LLC, the general partner of Punch Card Management, L.P.

Date:	March 24, 2020

CUSIP No. 974637100	13D	Page 10 of 11 Pages

Exhibit 1

LETTER TO THE BOARD

March 24, 2020

Board of Directors

Winnebago Industries, Inc.

13200 Pioneer Trail, Suite 150

Eden Prairie, MN 55347

Attention: David W. Miles, Chairman

Attention: Michael J. Happe, Chief Executive Officer

Dear Members of the Board,

Yesterday, the company suspended production and attributed the action to an “unforeseeable change in the business circumstances.” While the catalyst for the immediate crisis may have been unforeseeable, it was absolutely foreseeable that the company would someday run into a downturn like this. It is well known that the RV business is very cyclical and, therefore, it is the responsibility of leaders to conservatively manage their company’s balance sheet in order to ensure that the ship can weather this type of inevitable storm without damage or casualties.

Over the past year, Punch Card Capital has conveyed to Mike Happe our concerns about the company’s level of debt. We have repeatedly cautioned management that the company’s leverage targets would leave the company in a vulnerable position in the next downturn. We advocated for the reduction of debt. This went unheeded. Instead, the company increased debt by $200 million over the past year, and management assured us that their models and simulations forecasted that the company could handle the debt load even in a downturn. We are about to find out if the models are correct, but this decision by management has gambled the company’s future unnecessarily.

Beyond this, we are concerned about the welfare of our employees at Grand Design, Newmar, Chris-Craft, and Winnebago. In yesterday’s press release, we read that affected employees at those subsidiaries will be left with two weeks of pay, but we did not see any mention of reductions taken at the executive level at corporate headquarters in Eden Prairie. The employees at the subsidiaries are the ones taking care of the customers and producing the profits. If they are required to make sacrifices, then the corporate office, which supports them, should make sacrifices, as well.

The CEO and the Chairman of Boeing just announced that they will both forego all pay through 2020 as their company navigates the current crisis. Many other CEOs have done the same. Our CEO should follow this example of leadership by foregoing his pay ($2,775,830 in 2019) as long as his employees are being required to forego theirs. Moreover, we request that the board conduct a thorough review of the considerable level of corporate expenses, including all private jet expenses. Lastly, as shareholders, we ask that the dividend be eliminated. All of these moves are necessary to maintain a culture of fairness and to communicate that we will all do our part to weather this storm. Otherwise, it is disingenuous to announce in a press release that your top priority is the “well-being of our employees.”

Regards,

Norbert Lou

CUSIP No. 974637100	13D	Page 11 of 11 Pages